

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 20, 2017

Robert K. Brown
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

> **Re: NewStar Financial, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2017**
> **File No. 001-33211**

Dear Mr. Brown:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Tell us how you concluded that neither the merger nor the asset sale is subject to Exchange Act Rule 13e-3. In this regard, it appears that Corsair and the Asset Buyer (by virtue of its business relationship with NewStar via Franklin Square) may be affiliates of NewStar.

2. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic, such as *Minnesota Mining and Manufacturing Col*, SEC No-Action Letter (Oct. 13, 1998).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448, Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisitions, at 202 551-3263 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Lee Meyerson, Esq.